K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006-1600 T 202.778.9000 F 202.778.9100 klgates.com

October 10, 2014

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Direxion Funds

        -Direxion Hilton Yield Plus Fund

File Nos. 333-28697; 811-08243

Post-Effective Amendment No. 151

Ladies and Gentlemen:

We have acted as counsel to Direxion Funds (the “Trust”) in connection with the preparation of Post-Effective Amendment No. 151 to the Trust’s registration statement on Form N-1A (the “Amendment”), and we have reviewed a copy of the Amendment being filed with the Commission.

Pursuant to paragraph (b)(4) of Rule 485 under the Securities Act of 1933, we represent that, based on our review and our assessment of the disclosure changes being effected by the Amendment, the Amendment does not contain disclosures that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485.

Very truly yours,

/s/ K&L Gates LLP